SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Code of Ethics

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

4.

Codes of Ethics

Codes of Ethics

4.1 Code of Ethics and Business Conduct

for members, officers and directors of CGI

To the CGI Team

This Code of Ethics and Business Conduct is based on the values and philosophy that have guided CGI successfully since the Company's inception in 1976. It constitutes a unique repository where the combination of CGI policies, guidelines, principles of conduct and best practices have been regrouped under one umbrella document, for the benefit of our members, officers and directors.

CGI's operations have grown significantly and now extend worldwide, and our business environment has become increasingly competitive and complex. The scope and pace of our business requires us to make quick and informed decisions, in a manner consistent with our values.

This Code provides guidance - and a global view - for CGI members, officers and directors to consistently achieve the professionalism that has earned our Company an enviable reputation among our clients and within our industry. It also provides guidance for CGI directors when acting for the Company.

This Code is not meant to be a complete list of ethics and business conduct covering every eventuality. It highlights situations that CGI's members, officers and directors may face in their duties and provides the basic principles to guide their actions. CGI recognizes the importance of supporting these individuals as ethical issues arise, and has an open door policy for resolving such issues with integrity.

Upon joining CGI, all members, as part of their employment contract, undertake to observe this Code in all aspects of their work. Furthermore, annually, all members shall renew such undertaking.

We must always behave responsibly and in line with the Company's core values when working on behalf of CGI for its clients and other stakeholders. By preserving our personal integrity and the professional reputation of CGI, I am confident that together we will succeed in achieving the Company's mission and vision.

Serge Godin
Founder and Executive Chairman of the Board

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Code of Ethics and Business Conduct. This Code should therefore be read in conjunction with Chapter 1.

1.	VALUES, PHILOSOPHY, MISSION AND VISION

VALUES

CGI has always believed in investing in the future to ensure continued success. From the beginning, the Company has invested in developing a strong corporate culture, based on six core values that reflect its approach to business. These values are: quality and partnership, intrapreneurship and sharing, respect, objectivity and integrity, financial strength and corporate social responsibility. These values are at the heart of CGI's success. They ensure that CGI takes a long-term view on business issues, and it builds long-lasting partnerships with its clients.

PHILOSOPHY

The success of CGI Group Inc. and its subsidiaries is based on the knowledge, creativity and commitment of its members. CGI ensures this success by recruiting the most qualified people available. CGI's members share in the risks and rewards of CGI's business as partners of CGI and are committed to its objectives. They take a disciplined approach to their work and constantly strive for excellence to achieve the best results for every client. In exchange, CGI strives to recognize the value of its members by offering them a stimulating work environment that fosters their personal and professional development.

MISSION

The mission of CGI is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management.

In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world class IT and business process services company.

VISION

Our vision is to be a world class IT and business process services leader helping our clients win and grow.

2.      PURPOSE AND SCOPE OF THE CODE

This Code of Ethics and Business Conduct (the "Code") defines CGI's character and guides the actions and decisions of the salaried employees ("members"), officers and directors of CGI. Compliance with the Code is essential for many reasons and notably to preserve and enhance CGI's reputation and maximize shareholder value. In keeping with CGI's values, the Code outlines the essential rules and guidelines necessary to preserve CGI's enviable reputation among its clients and within its industry. The Code is not meant to be a complete list of ethics and business conduct covering every eventuality. It highlights situations that CGI members, officers and directors may face in their duties. The code is meant to give them a broad and clear understanding of the conduct expected of them, wherever CGI does business.  While the specific illustrations are primarily addressed to members, they should be read as being equally applicable to the members of CGI’s Board of Directors to the extent that they may be applicable in the circumstances.

Should a member be confronted with a situation where further guidance is required, the matter should be discussed with the member's manager. CGI recognizes its obligation to support its members, officers and directors as ethical issues arise.

3.      MEMBERS' CONDUCT AND BEHAVIOUR

GENERAL CONDUCT

Upon joining CGI, and annually thereafter, all members undertake, by signing the "Member Commitment to the Code of Ethics and Business Conduct," to abide by the Company Code of Ethics and Business Conduct and related policies and guidelines.

If a member ceases to be employed by CGI for any reason, the Member Commitment specifies which elements continue to apply, namely those related to the confidentiality obligations.

RESPECT AND INTEGRITY

All members of CGI support the Company's philosophy and contribute to CGI's development and good reputation by promoting synergy and teamwork, by expressing their ideas and by adopting the highest standards of service quality and integrity. The members of CGI are its ambassadors. They must always behave responsibly and demonstrate courtesy, honesty, civility and respect for other members of CGI, for its clients and for its suppliers.

LOYALTY

Members are expected to act at all times with diligence and loyalty towards CGI and in such a way as to safeguard CGI's interests. Members should not act in a way or publicly hold a position that might harm the image or reputation of CGI.

RELATIONS WITH CLIENTS

CGI's services often involve visiting or working at a client's place of business. A member working at a client's site must comply with the client's practices and procedures and treat the client's facilities with respect. The member must work as efficiently and meticulously as possible and leave the client's premises and property as he or she found them. As well, members must use the client's information and systems infrastructures for the sole purpose of the client's contract and protect those infrastructures and information at all times.

RELATIONS WITH COMPETITORS

If a member is working with a competitor of CGI on a joint project for a client, the member must avoid any situations that could cause conflicts. The member must respect the roles that the client has assigned to each party and work as a team in the client's best interests. CGI's members also have both an ethical and a legal responsibility to portray the Company's competitors fairly and accurately. CGI does not tolerate its members using improper means for gathering information about its competitors.

MAINTENANCE OF ASSETS

All members of CGI have a responsibility to protect CGI's assets against loss, theft, abuse and unauthorized use or disposal. If, in the course of his or her work, a member of CGI is supplied with any property belonging to CGI or to a third party, the member must use said property solely for work-related purposes as specified in the binding agreement he or she signed upon joining CGI. More specifically, the members must use CGI's systems infrastructures in a manner consistent with legal requirements, professional ethics, the policies established by the administrators of CGI's network and of any external networks that the member uses, and must respect the copyrights protecting any software that the member also uses. As well, members must never use the clients' systems infrastructures, including the clients' software, for any purpose that is not work-related. CGI applies a zero-tolerance policy to any abuse of its systems infrastructures or those of its clients.

At the end of employment, members are required to return all CGI property and assets in their possession to their manager or to a designated CGI representative.

4.      INTEGRITY OF BOOKS AND RECORDS AND COMPLIANCE WITH SOUND ACCOUNTING PRACTICES

PREPARATION OF BOOKS AND RECORDS

Accuracy and reliability in the preparation of all business records is of critical importance to the decision-making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and member records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in CGI's books and records.

FINANCIAL TRANSACTIONS

All financial transactions are to be properly recorded in the books of account and accounting procedures are to be supported by the necessary internal controls. In turn, all books and records of CGI must be available for audit.

MEMBER RESPONSIBILITIES

In relation to CGI's books and records, members must:

i)	not intentionally cause Company documents to be incorrect in any way;

ii)	not create or participate in the creation of any records that are intended to conceal anything that is improper;

iii)	properly and promptly record all disbursements of funds;

iv)	co-operate with internal and external auditors;

v)	report any knowledge of any untruthful or inaccurate statements or records or transactions that do not seem to serve a legitimate commercial purpose; and

vi)	not make unusual financial arrangements with a client or a supplier (such as, over-invoicing or under-invoicing) for payments on their behalf to a party not related to the transaction.

BREACHES

Suspected breaches of the Code which directly or indirectly affect CGI's business must be reported to the Chief Financial Officer, the Chief Executive Officer or the Chair of the Audit and Risk Management Committee and to CGI's Corporate Secretary.

In addition, CGI has established a policy for incident reporting (often referred to as a “whistleblower policy”) as well as a process under that policy which allows any person who has direct knowledge of specific facts to report incidents where the Company is exposed to a serious risk in matters of accounting, auditing, internal accounting controls, finance, banking or financial corruption.  The process in place protects the incident reporter and ensures the confidentiality of the report.  See the heading “Compliance with the Code” below.

5.      CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

DEFINITIONS

Confidential Information

"Confidential Information" means information about the Company's business dealings, development strategies and financial results; products or processes; client lists; vendor lists or purchase prices; cost, pricing, marketing or service strategies; results of research and development work, technical know-how, manufacturing processes, computer software; reports and information related to mergers, acquisitions and divestitures. "Confidential Information" also includes information that relates to intellectual property and may include, but is not limited to: business strategies, product marketing and costing information and information provided by suppliers and competitors. In addition, the way the Company puts publicly-known information together, to achieve a particular result, is often a valuable trade secret.

The following information and documents constitute confidential information or documents of CGI or its clients, as the case may be:

i)	methodologies;

ii)
all information related to: processes, formulas, research and development, products, financials, marketing; names and lists of customers, employees and suppliers as well as related data; computer programs, all software developed or to be developed including flow charts, source and object codes;

iii)	all information related to projects undertaken by the Company whether they are merger and acquisition or divestiture projects or projects related to large client contracts, including all information obtained in due diligence initiatives, whether such information pertains to CGI or to any third party; and

iv)	all other information or documents that, if disclosed, could be prejudicial to CGI or its clients.

Intellectual Property

"Intellectual Property" (IP) means patents, copyrights, trademarks, trade secrets and industrial designs of CGI.

NON-DISCLOSURE UNDERTAKING

CGI Confidential Information

During the normal course of business, members will have access to confidential information about CGI. In some cases, the information may affect the value of CGI shares. Each member must protect the confidentiality of all confidential CGI information and documents. Members cannot discuss them away from work, and cannot divulge any confidential CGI information or any information that could harm CGI. Confidential CGI information could include information from other members or information acquired from outside sources, sometimes under obligations of secrecy. Members are expected to use such information exclusively for business purposes and this information must not be disclosed externally without the approval of a member's manager.

Third Party Agreements

In cases where information or records are obtained under an agreement with a third party, such as software licenses or technology purchases, members must ensure that the provisions of such agreements are strictly adhered to so that CGI will not be deemed to be in default. Unauthorized disclosure or use of information or records associated with these agreements could expose the member involved and/or CGI to serious consequences.

DISCLOSURE GUIDELINES

Insider Information

Confidential information about CGI or other public companies may not be used as a basis for trading in CGI securities, or the securities of any other company in respect of which CGI or its members, consultants or advisers are in possession of insider information. For this purpose, CGI has an established policy regarding the use of insider information and trading in securities. This policy is entitled "Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders" which extends to all directors, officers and, when in possession of Confidential Information, members, those authorized to speak on behalf of CGI and all other insiders. It is designed to protect the integrity of the Company and its directors, officers and members while ensuring compliance with all applicable securities legislation in Canada, the United States and other countries. The law stipulates that insiders may not take advantage of inside information to trade in the securities of a company. Likewise, employees must not provide third parties with any information that would give them an unfair advantage when trading in securities of the company, give them an unfair advantage when trading in securities of the company, including client companies or any other company that is the subject of an acquisition, divestiture or client related project.

Material Information

CGI's guidelines on disclosure also cover the disclosure of information with a material impact, defined as any information that, if disclosed to a potential investor, could affect his or her perception of the value of the Company as an investment. Because CGI is a publicly traded company, any information that may have a material impact on CGI's results or on the perception of the value of the stock must be communicated in accordance with CGI's "Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders." If a member thinks that he or she is in possession of a piece of information that is not known to management and may have a material impact on the Company, the member must communicate it immediately to either the Executive Chairman of the Board, the Chief Executive Officer, the Corporate Secretary, or the Chief Financial Officer, without divulging it to anyone else.

Client Information

Just as CGI's members must protect confidential information about CGI, they must also show discretion at all times with regard to the client's business affairs. Unless a member has the client's express authorization, he or she should never reveal any information that could harm the client's interests and should never use any information that he or she obtains in the course of a project or assignment for any purpose other than that project or assignment. If the client restricts the distribution of certain information within its own organization, the member must comply with those restrictions as well.

Member Information

CGI collects and maintains personal information relating to its members, including medical and benefits information. Access to such information is restricted to CGI personnel on a need-to-know basis. They must ensure that this information is not disclosed in violation of CGI's policies and practices. Personal information is released to outside parties only with the member's approval, except to satisfy the requirements considered by CGI to be appropriate for legal reasons.

Intellectual Property

In the course of their duties, members may develop or create new designs, inventions, systems or processes, products or documents. When these achievements have been made as a direct result of a member's employment with the Company and through use of CGI's resources, they belong to CGI. Moreover, CGI is free to use this work as it so wishes and members cannot use nor divulge, publish or otherwise disseminate it without prior written consent from CGI. Upon request, members will execute documents made necessary to confirm or complete the assignment of rights to CGI. Upon joining CGI, and in Canada only, members agree, by signing the Member Commitment to the Code of Ethics and Business Conduct, to waive their moral rights in favour of CGI.

Suppliers and Partners Information

All information on CGI suppliers and partners is also confidential and must not be disclosed without the express consent of the persons concerned.

6.      CONFLICTS OF INTEREST

DEFINITION

The members of CGI must avoid any actual or apparent conflicts of interest and should never engage in any conduct which is harmful to CGI or its reputation. A conflict of interest exists when a member favours his or her personal interests over those of CGI or its clients or when an obligation or situation arising from a member's personal activities or financial affairs may adversely influence the member's judgement in the performance of his or her duties at CGI.

GUIDELINES

The following guidelines provide guidance for members to avoid situations which are or may appear to be in conflict with their responsibility to act in the best interest of the Company.

Financial Interests - A conflict of interest exists when a member who is able to influence business with CGI owns, directly or indirectly, a beneficial interest in an organization which is a competitor of CGI, or which has current or prospective business as a supplier, customer or contractor with CGI. This does not include the situation where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.

Outside Work - When a member, directly or indirectly, acts as a director, officer, employee, consultant or agent of an organization that is a competitor of CGI, or which has current or prospective business as a supplier, customer or contractor with CGI, there is a conflict of interest. Similarly, a conflict of interest may exist when a member undertakes to engage in an independent business venture or to perform work or services for another entity should that activity prevent such member from devoting the time and effort to the conduct of CGI's business, which his or her position requires.

Gifts or Favours - A conflict of interest will arise when a member, either directly or indirectly, solicits or accepts any gift or favour from any person or organization which is a competitor of CGI, or which has current or prospective business with CGI as a customer, supplier, partner or contractor.

For this purpose, a "gift" or "favour" includes any gratuitous service, loan, discount, money or article of value. It does not include articles of nominal value normally used for sales promotion purposes, ordinary business meals or reasonable entertainment consistent with local, social or business customs if received in a sporadic manner.

Commissions - CGI or its members will never accept any commissions from a third-party vendor when recommending software, hardware or any equipment to a client as part of a service agreement.

Trading with CGI - A conflict of interest may exist when a member is directly or indirectly a party to a transaction with CGI.

Misappropriation of Business Opportunities - A conflict of interest will exist when a member, without the knowledge and consent of CGI, appropriates for his or her own use, or that of another person or organization, the benefit of any business venture, opportunity or potential opportunity about which the member may have learned or that he or she may have developed during the course of his or her employment.

Bribes - Neither CGI nor its members will pay bribes to clients or client representatives to obtain business from them.

REPORTING

If a member thinks that he or she has been placed in a conflict of interest, the member must inform his or her manager and work with him or her to determine how the situation may be corrected.

7.      LAWS, STATUTES AND REGULATIONS

COMPLIANCE WITH THE LAW

It is CGI's policy to comply, not merely with the letter, but also with the spirit of the law. CGI is required to maintain compliance with various acts, statutes and regulations governing activities in the jurisdictions in which it carries on business and expects members acting on its behalf to do likewise. Members are also expected to report any situation of concern to CGI's Corporate Secretary.

GUIDELINES FOR COMPLIANCE

This Code does not seek to provide legal guidance for all laws, statutes and regulations that impact CGI's activities. Specialized resources - legal, tax, environmental, government relations, personnel - are available within CGI for that purpose. There are, however, several items of legislation that warrant specific mention. These are listed below along with some general guidelines for compliance.

HEALTH AND SAFETY LAWS

CGI is committed to creating and maintaining healthy and safe workplaces for its members. Members are expected to comply with all safety laws, regulations and directives from their managers (which may not necessarily be a law or regulation).

ENVIRONMENTAL LAWS

CGI is committed to preserving and enhancing the environment in the communities where its various businesses operate through responsible and environmentally-oriented operating practices. Members are encouraged to participate in undertakings geared to improving the environment in both their workplace and their community.

HUMAN RIGHTS LEGISLATION

Every person has the right to equal treatment with respect to employment and the right to be free of discrimination because of race, ancestry, place of origin, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, pregnancy, record of offences, marital status, social conditions, political beliefs, language, veteran status (U.S. only), family status, disability or means used to overcome a disability. The following are CGI's policies on equal employment opportunity, anti-discrimination and anti-harassment as well as the procedure for reporting any breach or violation of these policies:

i)
Equal Employment Opportunity - CGI is committed to treating all people fairly and equitably, without discrimination. The company has established a program to ensure that groups which are often subject to discrimination are equitably represented within CGI and to eliminate any employment rules and practices that could be discriminatory. CGI regards diversity among its members as a priceless resource and one which enables the Company to work harmoniously with clients from around the world.

ii)
Anti-Harassment and Anti-Discrimination Policies - CGI recognizes that everyone has the right to work in an environment free of sexual, psychological and racial harassment. CGI will do everything in its power to prevent its members from becoming victims of such harassment. CGI defines sexual, psychological or racial harassment as any behaviour, in the form of words, gestures, or actions, generally repeated, that has undesired sexual, psychological or racial connotations, that has a negative impact on a person's dignity or physical or psychological integrity, or that results in that person being subjected to unfavourable working conditions or dismissal.

CGI will prevent any form of harassment or discrimination against job candidates and members on any of the grounds mentioned above, whether during the hiring process or during employment. This commitment applies to such areas as training, performance assessment, promotions, transfers, layoffs, remuneration and all other employment practices and working conditions.

All CGI managers are personally accountable for enforcing this policy and must make every effort to prevent discriminatory or harassing behaviour and to intervene immediately if they observe a problem or if a problem is reported to them.

CGI requires that all members refrain from any form of harassment or discrimination against anyone else. CGI will not tolerate any violations of this policy whatsoever.

iii)
Procedure for Reporting Discrimination or Harassment - Any member of CGI who feels discriminated against or harassed can and should, in all confidence and without fear of reprisal, personally report the facts to the vice-president of his or her business unit and to the human resources leader either in that business unit, in the country or at the corporate head office. The facts will be examined carefully by these two individuals. Neither the name of the person reporting the facts nor the circumstances surrounding them will be disclosed to anyone whatsoever, unless such disclosure is necessary for an investigation or disciplinary action. Any disciplinary action will be determined by these same two people and will be proportional to the seriousness of the behaviour concerned. CGI will also provide appropriate assistance to any member who is a victim of discrimination or harassment. In addition, retaliation against persons who make complaints of harassment, witness harassment, offer testimony or are otherwise involved in the investigation of harassment complaints will not be tolerated.

COMPETITION ACT

CGI is required to make its own decisions on the basis of its best interest and must do so independent of agreements or understandings with competitors. The Competition Act (Canada) or corresponding provisions of foreign legislation in matters of competition prohibit certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, allocation of customers or other practices that restrain competition. It is the responsibility of each manager to comply with the letter and spirit of all competition laws as they apply to CGI.

Should a question or doubt arise with respect to competition-sensitive issues, they must immediately be brought to the attention of CGI's Corporate Secretary.

SECURITIES LAWS AND INSIDER TRADING

Members who possess material non-public information may not buy or sell CGI securities while such information remains non-public and must refrain from passing such information on to others, including family and friends. These trading prohibitions apply to members at all levels - not just officers or managers. The prohibition on such trading is based on such information potentially providing an unfair advantage to the member.

"Material non-public information" is non-public information that is significant enough that, if publicly known, is likely to affect the market price of any of CGI's securities. CGI has adopted "Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders". Each member, officer and director must abide by the provisions of these guidelines, when applicable.

8.      MEMBER, CLIENT, INVESTOR AND MEDIA RELATIONS

COMMUNICATIONS IN GENERAL

Communications Policy

i)
Within CGI - CGI's management philosophy demonstrates the value it places on its members' participation in the Company's activities. Communication is a key responsibility of all members. CGI encourages open communication and the sharing of information because it believes its members are its most valuable ambassadors.

ii)
Outside of CGI - CGI also believes in maintaining open communication with its clients, shareholders, the investment community, industry analysts, regulators, the media and other interested parties. Clear and professional communication enables CGI to promote its services and solutions to its various audiences.

Communications within CGI

i)
Member Input - CGI encourages its members to share their opinions and ideas, both at scheduled meetings and in the member surveys circulated for this purpose. Regular team meetings are held in all of CGI's business units, providing opportunities for its members to get to know their colleagues better, to discuss topics of common interest and to receive information about developments both in their business unit and in the company. During the annual tour of all business units, the senior managers of CGI provide a review for the members of the past year's performance and discuss CGI's strategies for the coming year.

ii)
Member Satisfaction Assessment Process - Each year, all members of CGI are asked to participate in the Member SatisfactionAssessment Process (MSAP) by filling out a survey questionnaire. The answers provided in this questionnaire and the comments made in the "Message to the Senior Management" section enable CGI corporate and operational management to improve policies and programs and develop action plans to achieve CGI's objective of becoming the best employer in the industry. Members of CGI can rest assured that their answers and comments on this questionnaire are kept entirely confidential.

iii)
Newsletter, Other Communications and the Intranet site - The purpose of internal communications is to fulfill CGI's promise to provide all members with complete, meaningful, up-to-date information about CGI's activities on an ongoing basis. Examples of ongoing communications initiatives include the member newsletter, Perspectives; quarterly (audio) webcasts, Ontrack, and CGI's enterprise Intranet site, all of which keep the members informed about CGI's current projects and recent successes. CGI's Intranet site is intended to implement an infrastructure that allows CGI to share information and corporate policies with all of its members more rapidly.

Corporate Communications Department

The Corporate Communications department of CGI is responsible for developing and managing the policies and programs for CGI's communications activities both within and outside of the company. The Corporate Communications team's mandate includes the establishment of a corporate identity that includes not only the visual branding, but also how to describe and talk about CGI. CGI's Corporate Communications Program has been designed to focus on three key audiences: members, clients and investors.

World Wide Web site

As a key component of the corporate communications program, the CGI Web site is designed to ensure a flow of information to current and future members, current and prospective clients and investors. CGI's Web site is constantly changing and evolving to achieve CGI's worldwide communication strategy. CGI encourages its members and shareholders to keep up with the latest news on CGI and its activities through CGI's Website at www.cgi.com.

COMMUNICATIONS WITH CLIENTS

i)
Initiatives with Clients - CGI is successful because it works hard at communicating effectively with its clients around the world. A Corporate Identity Manual is available in each of the business units. This manual provides guidelines which must be followed by all members for all external communications. A 'branding' section is posted on the Intranet that supports the overall branding effort, educating members on how best to manage the brand. It also provides rules, as well as tools, for sales collaterals and presentations, advertising, and trade show and conference participation.

ii)	Marketing Materials - A range of marketing materials has been developed in collaboration with leaders across CGI, representing its various business units, industry sectors and areas of expertise.

Included are computer-based presentations and brochures about CGI. These materials are available to all members who work directly with the company's clients, and can be located on the company's Intranet site.

COMMUNICATIONS WITH INVESTORS AND MEDIA

CGI strives to maintain strong relations with its shareholders and has developed an integrated program to manage communications with its shareholders as well as with others in the investment community and with the media. As a publicly traded company, CGI must demonstrate discipline in dealing with external audiences. CGI has therefore adopted "Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders." Such guidelines include (i) Timely Disclosure and Prohibition Against Selective Disclosure and (ii) CGI's Corporate Disclosure Policy.

Release of Information

CGI regularly issues news releases in North America, Europe and around the world when it concludes major agreements, signs important contracts or has any other news of general interest or material information. CGI also provides financial information to institutional investors and financial analysts and other interested parties by issuing quarterly financial news releases, quarterly shareholders' reports, annual reports, annual notices and corporate and financial profiles. These documents are distributed through newswires and/or posted on SEDAR and EDGAR, as well as on the CGI Web site. CGI also holds meetings with the investment community and hosts special events, such as its annual "Investor Day" and the annual general meeting of shareholders, where CGI communicates directly with the investment community and shareholders.

Internet Broadcasts

CGI strives to share information democratically by using Internet technology to broadcast its major communication events to all of its shareholders, other investors, analysts and the media. CGI broadcasts live and also archives its annual shareholders' meeting for replay via its Web site. It also broadcasts live and archives its regular and special telephone conferences with investors and analysts to disclose its quarterly financial results and major news. Where possible, it also broadcasts presentations at brokerage-sponsored conferences. CGI strives to give current and prospective shareholders and analysts a transparent picture of CGI. This information helps investors better understand CGI's strategy and strengths, so that its shares will trade on the market at their fair value.

Authorized Spokespersons

Media and investor interaction is the responsibility of authorized CGI spokespersons, who ensure the timely and informed communication of relevant information. All authorized spokespersons must demonstrate high standards of integrity and transparency, while refraining from unauthorized disclosure of proprietary or non-public material information.

Initiatives

All initiatives related to investor and media communications must be directed through CGI's Chief Executive Officer. Furthermore, members should make sure that CGI's authorized spokespersons know about any relevant issue of local or national interest that relates to CGI's business, of which they may not be aware.

9.	COMMUNITY ACTIVITIES AND POLITICAL AND PUBLIC CONTRIBUTIONS

CGI respects and supports the right of its members as individuals to participate in both community and political activities outside of work hours. No contributions of any kind may be made by a member to any political party, candidate or campaign on behalf of CGI without the approval of CGI's Chief Executive Officer. However, CGI may itself make contributions to political parties as permitted by law.

10.	COMPLIANCE WITH THE CODE

MANAGEMENT RESPONSIBILITIES

CGI's managers have a special duty to be role models of appropriate business conduct and to see that the principles and policies of this Code and of other CGI guidelines and policies referred to in this Code are upheld. This means:

i)	Copy of the Code - Ensuring that all members have a copy of the Code, and that they understand and comply with its provisions.

ii)
Assistance - Offering assistance and explanations to any member who has questions, doubts or is in a difficult situation. Managers are also required to counsel members promptly when their conduct or behaviour is inconsistent with the Code.

iii)
Enforcement - Taking prompt and decisive action when a violation of the Code has occurred, in consultation with CGI's Corporate Secretary . If a manager knows a member is contemplating a prohibited action and does nothing, the manager will be held responsible along with the member.

MEMBER RESPONSIBILITIES

Each member is accountable for observing the rules of conduct that are normally accepted as standard in a business enterprise. In addition they must abide by the following:

i)	Compliance - CGI's members are expected to comply with the Code and all policies and procedures of the company as well as to actively promote and support CGI's values.

ii)	Preventing - Members should take all necessary steps to prevent a Code violation.

iii)
Reporting -  Members must immediately report to their manager (i) situations of non-compliance with respect to this Code of which they become aware and (ii) suspected violations of the Code.  All information will, to the extent possible, be received in confidence. It is corporate policy not to take action against a member who reports in good faith unless unusual circumstances warrant such action.

In addition, CGI has established a policy for incident reporting (often referred to as a “whistleblower policy”) as well as a process under that policy which allows any person who has direct knowledge of specific facts to report incidents in which the Company is exposed to a serious risk in matters of accounting, auditing, internal accounting controls, finance, banking or financial corruption.  The process in place protects the incident reporter and ensures the confidentiality of the report.

Incident reports may be submitted either by telephone by dialing 1-800-422-3076 toll free, by dialing  (503) 748-0564 and reversing the long distance charges, or by submitting an incident report online.  For telephone reports, all long distances charges will be at the expense of CGI.  For those who wish to submit incident reports online, a link to the incident reporting web site is provided on CGI’s Enterprise Portal or members may access the incident reporting system directly at www.ethicspoint.com.

CGI’s incident reporting system is managed by EthicsPoint, Inc., a company unrelated to CGI which has undertaken to ensure the confidentiality of all incident reporters as well as the confidentiality of the reports they submit.

CGI’s policy on incident reporting is entitled the Serious Ethical Incidents Reporting Policy and is available on the CGI Enterprise Portal on the policies page.

iv)
Consequences - Unethical behaviour, violations of this Code and of CGI's other guidelines and policies, as well as withholding information during the course of an investigation regarding a possible violation of the Code, may result in disciplinary action which will be commensurate with the seriousness of the behaviour. Such action could include termination as well as civil or criminal action.

11.	ADMINISTRATION OF THE CODE

PERIODIC REVIEW

Responsibility for the periodic review and revision of the Code lies with CGI's Corporate Governance Committee.

MONITORING COMPLIANCE

The Board of Directors of CGI will monitor compliance with the Code and will be responsible for the granting of any waivers from compliance with the Code for directors and officers of CGI. These waivers will be disclosed publicly in due course by the Board of Directors of CGI who shall also specify the circumstances and rationale for granting the waivers, as the case may be. The Corporate Secretary of CGI shall, when deemed appropriate, make reports to the Board of Directors of CGI with respect to compliance with this Code.

QUESTIONS

Questions concerning this Code should be referred to a member's manager who, when warranted, shall report to CGI's Corporate Secretary.

4.2 Executive Code of Conduct

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Executive Code of Conduct. This Code should therefore be read in conjunction with Chapter 1.

This Executive Code of Conduct (the "Code") is part of the commitment of CGI Group Inc. ("CGI") to ethical business conduct and practices. This Code reflects CGI's firm commitment, not only to adherence to the law, but also to the highest standards of ethical conduct.

This Code specifically covers CGI's principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the "officers").

1.	HONEST AND ETHICAL CONDUCT

RESPECT AND INTEGRITY

The officers of CGI are its ambassadors. They must always behave responsibly and demonstrate courtesy, honesty, civility and respect for all other employees of CGI, for its clients and for its suppliers.

ETHICS

Supporting CGI's objectives, officers in performing their duties will carry out their responsibilities at all times in a way that promotes ethics in their leadership. The officers will:

(i)	Undertake their responsibilities in a vigilant manner in the interests of CGI and to avoid any real or perceived impression of personal advantage;

(ii)	Advance CGI's legitimate interests when the opportunity arises at all times ahead of their own interests;

(iii)	Proactively promote ethical behavior among subordinates and peers; and

(iv)	Use corporate assets and resources in a responsible and fair manner, having regard for the interests of CGI.

AVOIDANCE OF CONFLICT OF INTEREST

Officers must avoid any actual or apparent conflicts of interest and should never engage in any conduct that is harmful to CGI or its reputation. Such a conflict would exist when an officer favours his or her personal interests over those of CGI or its clients or when an obligation or situation arising from an officer's personal activities or financial affairs may adversely influence the officer's judgment in the performance of his or her duties to CGI.

Officers will not knowingly do business with any parties related to CGI, any of CGI's clients or any firms with which CGI does business if such business would be material or would be outside of normal client related activity.

Officers shall not solicit or accept gifts or favours from related parties, clients or firms with which CGI does business beyond customary courtesies. For this purpose, a "gift" or "favour" includes any gratuitous service, loan, discount, money or article of value. It does not include articles of nominal value normally used for sales promotion purposes, ordinary business meals or reasonable entertainment consistent with local, social or business customs if received in a sporadic manner.

Officers will not perform work or render services for, or knowingly make a material investment in, organizations that compete with CGI or with which CGI does business without appropriate approval from CGI's Corporate Secretary.

If an officer thinks that he has been placed in a conflict of interest, the Officer must inform CGI's Corporate Secretary.

2.	FULL, FAIR, ACCURATE, TIMELY AND UNDERSTANDABLE DISCLOSURE

ANNUAL AND QUARTERLY REPORTS

Each officer shall read each annual or quarterly report filed or submitted under the applicable securities laws and satisfy himself or herself that the report does not contain any untrue statement of a material fact or omit to state a material fact that is necessary in order for the statements made not to be misleading, in light of the circumstances in which such statements were made.

FINANCIAL STATEMENTS

Each officer shall satisfy himself or herself that the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition and results of operations of CGI as of, and for, the periods presented in the report.

REPORTS TO SECURITIES REGULATORS
Officers shall perform their responsibilities with a view to causing periodic reports filed with securities regulators to contain information which is accurate, complete, fair and understandable and to be filed in a timely fashion.

REPORTING CONCERNS AND COMPLAINTS

An officer who believes it is necessary or appropriate to do so can refer concerns about the quality and scope of financial or related reporting requirements to the Chair of the Audit Committee. Any officer who receives a bona fide material complaint about financial reporting from any employee shall report such complaints to the Audit Committee. Any officer who has disclosed such concerns in good faith shall not face any form of retribution.

3.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The officers are cognizant of their leadership roles within the organization and the importance of compliance with the letter and spirit of applicable laws, rules and regulations relating to financial and related reporting.

4.	COMPLIANCE WITH THE CODE

GENERAL RESPONSIBILITIES

Officers have a special duty to be role models of appropriate business conduct and see that the principles and policies of this Code and other CGI guidelines and policies are upheld.

REPORTING

Any violation or suspected violation of the Code should be personally reported by an officer to CGI's Corporate Secretary.

ACCOUNTABILITY

Non-compliance with this Code in every respect by an officer will be a matter for consideration and review by the Board of Directors of CGI.

4.3	Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders

The present document is divided into three sections. The first section is a summary of the applicable legislation and policies regarding timely disclosure and prohibitions against selective disclosure. The second section is CGI's corporate disclosure policy which is destined to ensure compliance by CGI of the timely disclosure requirements and avoid selective disclosure of material information. Finally, the third section refers to restrictions applicable to transactions in securities of CGI by insiders.

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of these Guidelines on timely disclosure of material information and transactions in securities of CGI by insiders. These Guidelines should therefore be read in conjunction with Chapter 1.

I.	TIMELY DISCLOSURE AND PROHIBITIONS AGAINST SELECTIVE DISCLOSURE[1]

It is fundamental that all persons investing in securities have equal access to information that may influence their investment decisions, therefore placing all participants in the market on an equal footing. The timely disclosure policies of the Toronto Stock Exchange (the "TSX")2 and the New York Stock Exchange (the "NYSE") (collectively, the "Exchanges") and of the Canadian Securities Administrators (the "CSA") (individually, a "Timely Disclosure Policy" and collectively, the "Timely Disclosure Policies") elaborate upon the provisions of the Securities Act (Québec), and the securities legislation of all of the provinces of Canada (collectively, the "Legislation") which require that when a material change occurs which is not generally known, a press release disclosing the substance of the change must be issued.

DEFINITION OF MATERIAL INFORMATION

Material information is any information relating to the business and affairs of CGI that results in or would reasonably be expected to result in a significant change in the market price or value of CGI securities (the "CGI Securities"). Material information consists of both "material changes"3 and "material facts"4 relating to the business and affairs of CGI. A material change includes a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable.

[1]	Definitions provided in Sections I and II apply only to those Sections.
[2]
Respectively, the Toronto Stock Exchange Policy Statement on Timely Disclosure, the Listed Company Manual of the New York Stock Exchange (both available on the TSX website) and National Policy 51-201 on disclosure standards and which provide guidance on best disclosure practices.

[3]
A material change is a change in the business, operations or capital of the issuer that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the issuer and includes a decision to implement a change made by the board of directors of the issuer or by senior management of the issuer who believe that confirmation of the decision by the board of directors is probable.

[4]
A material fact is a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of a security of the issuer. The Securities Act (Québec) refers to "privileged information" which is defined as "any information that has not been disclosed to the public and that could affect the decision of a reasonable investor". (Refer to Section III of this document).

It is the responsibility of CGI to determine the materiality of information, as it relates to CGI. When making materiality judgments, CGI should consider factors such as the nature of the information, the volatility of CGI Securities and prevailing market conditions. Ongoing monitoring and assessment of market reaction by CGI to different disclosures will be helpful when making materiality judgments in the future. As a guiding principle, if there is any doubt about whether particular information is material5, the CSA encourage companies to err on the side of caution and release information publicly.

Pursuant to the Timely Disclosure Policy of the TSX, the following examples of corporate developments are likely to constitute material information requiring prompt disclosure:

w	a change in share ownership that may affect the control of the company;

w	a change in the corporate structure such as a merger, an amalgamation or a reorganization;

w	a take-over bid or issuer bid;

w	a major corporate acquisition, disposition or joint venture;

w	a stock split, consolidation, stock dividend or other change in capital structure;

w	the borrowing of a significant amount of funds;

w	the public or private sale of additional securities;

w	the development of a new product and/or a development affecting the company's resources, technology, products or markets;

w	entering into or loss of a significant contract;

w	firm evidence of a significant increase or decrease in near term earnings prospects;

w	an important change in capital investment plans or corporate objectives;

w	a significant change in management;

w	significant litigation;

w	a major labour dispute or a dispute with a major contractor or supplier;

w	an event of default under a financing or other agreement;

[5]
U.S. case law has interpreted information to be material if "there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision. Also, according to the U.S. case law, information will be considered material if there is a substantial likelihood that a fact "would have been viewed by the reasonable investor as having significantly altered the "total mix" of information available".

w	a declaration or omission of dividends;

w	a call of securities for redemption; and

w
any other development relating to the business and affairs of a company that would reasonably be expected to significantly affect the market price or value of any of the Company's securities or that would reasonably be expected to have a significant influence on an informed investor's investment decisions.

TIMING OF PUBLIC ANNOUNCEMENT

Pursuant to Timely Disclosure Policies and Legislation, CGI is required to disclose material information concerning its business and affairs immediately upon the information becoming known to management or a development being approved by the Board of Directors, or in the case of information previously known, immediately upon it becoming apparent that the information is material6. Immediate release of material information is necessary to ensure that it is promptly available to all investors and to reduce the risk that persons with access to that information will act upon undisclosed information. The disclosure of material change must be made by way of a broadly disseminated news release that is followed by a material change report filed with the appropriate CSA members.

The announcement of an intention to proceed with a transaction or activity should be made when a decision has been taken to proceed with it by CGI's board of directors or by senior management with the expectation in that case of such decision being further agreed to by CGI's board of directors. However, as discussed below, a corporate development in CGI's affairs in respect of which no firm decision has yet been made, may require immediate disclosure if leaks or rumours of such corporate development are reflected in the market place.

Disclosure of corporate developments must be managed with care and judgment by company officials as to the timing of an announcement of material information whether late or premature may affect the credibility and reputation of the company and of the securities market.

In limited circumstances, disclosure of material information may be delayed for reasons of corporate confidentiality.

6      Where the material information constitutes a material change, such disclosure must be followed by a material change report filed within ten days of the date on which the change occurred with the relevant securities commissions.

DEALING WITH RUMOURS

Except in certain circumstances, CGI is not required to respond to market rumours. It may choose a "no comment" response to market rumours. An effective way of saying "no comment" is to say, "We do not respond to market rumours". To maintain a consistent "no comment" policy, a company should not selectively comment, even if no significant corporate developments are taking place or the company knows of no reason for unusual market activity. For example, it is an inconsistent (and likely ineffective) use of a "no comment" policy if a company were to say, "There are no significant corporate developments at this time," when such is the case, but respond, "no comment" when material developments or transactions are under consideration. Using a "no comment" policy in this fashion may act as a signal to the market and defeats the purpose of the policy.

If, however, the rumour is about a material change in the company's business, operations or capital or other material information that the company has withheld from general disclosure under its confidentiality privilege, the company's obligation to make immediate disclosure of that change or information will be triggered. In the face of a rumour regarding undisclosed material information, it is impossible for a company to continue a request for confidentiality. In addition, CSA members or stock exchanges may request that a company respond to a rumour if it is the source of the rumour or if market activity indicates that trading is being affected by the rumour.

Upon such a request, prompt clarification or denial of the rumour through a news release will be necessary and, if the rumour is correct in whole or in part, immediate disclosure of the relevant material information should be made. Pending dissemination of a response to such a request, the relevant stock exchanges, or less frequently, the CSA member, may decide to halt trading in securities of the company.

Companies are often asked to respond to rumours or inquiries regarding possible differences in earnings from current Street estimates. When a company has provided no guidance on analysts' earnings estimates, except in certain circumstances, the company is under no obligation to respond to such rumours or inquiries. If it is a company's policy not to comment on analysts' earnings estimates, the company should state this policy in response to any such questions it receives.

If earnings rumours are affecting the company's share price, the company may wish to consider issuing a full news release if it believes earnings will be significantly different than Street expectations, or if it believes the rumours to be false and wants to counter them.

MAINTAINING CONFIDENTIALITY

Pursuant to Timely Disclosure Policies, the withholding of material information may only be justified where the potential harm to CGI or to its investors caused by immediate disclosure may reasonably be considered to exceed the negative consequences of delaying disclosure. Pursuant to the Legislation, CGI will not be required to prepare a press release if senior management has reasonable ground to believe that disclosure would be seriously prejudicial to the interests of CGI and that no transaction in CGI Securities has been or will be carried out on the basis of the information not generally known7. In any case, confidentiality may not be maintained beyond the short term. Furthermore, in any situation where material information is being kept confidential because disclosure would be unduly detrimental to CGI's best interests, CGI's management is responsible for taking every possible precaution to ensure that no trading whatsoever takes place by any insider or any employee of CGI in possession of such information before it is generally disclosed to the public.

If the information that CGI wants to keep confidential is a "material change" in its business, operations or capital, CGI must file a report of that change with the appropriate CSA members on a confidential basis, together with an explanation of the reasons for the non-disclosure. To maintain the confidentiality of the filing, CGI must renew its confidential filing every 10 days in certain jurisdictions.

The Timely Disclosure Policy of the TSX enumerates as follows situations where prompt disclosure might be unduly detrimental to CGI's interests:

w
release of the information would prejudice CGI's ability to pursue specific and limited objectives or complete a transaction or series of transactions that are underway. For instance, premature disclosure of the fact that CGI intends to purchase a significant asset may increase the cost of the acquisition;

w
disclosure of the information would provide competitors with confidential corporate information that would significantly benefit them. Such information may be kept confidential if CGI is of the opinion that the detriment to it resulting from disclosure would exceed the detriment to the market in not having access to the information. A decision to release a new product, or details on the features of a new product, may be withheld for competitive reasons, but such information should not be withheld if it is available to competitors from other sources;

[7]
However, in such circumstances CGI is nonetheless required to file a "confidential" material change report indicating the reasons why disclosure is being delayed must be provided in writing. If CGI wishes to keep the material information confidential, it must renew the confidential filing every 10 days following such filing.

w
disclosure of information concerning the status of ongoing negotiations would prejudice the successful completion of these negotiations. It is unnecessary to make a series of announcements concerning the status of negotiations with another party concerning a particular transaction. If it seems that the situation is going to stabilize within a short period, public disclosure may be delayed until a definitive announcement can be made. Disclosure should be made once "concrete information" is available, such as a final decision to proceed with the transaction or, at a later point in time, finalization of the terms of the transaction.

Again, when the disclosure of material information is to be delayed, complete confidentiality must be maintained. In the event that such information has leaked or appears to be impacting the market, CGI must then take immediate steps to ensure that full disclosure to the public is made and contact the Exchanges immediately and ask that trading be halted pending the issuance of a news release.

PROHIBITIONS AGAINST SELECTIVE DISCLOSURE

The Legislation prohibits CGI or any person or company in a special relationship8 with CGI from informing anyone, other than in the necessary course of business, of a material information before it has been generally disclosed. This prohibition is commonly known as "tipping". Tipping is prohibited in order to ensure equal access to, and opportunity to act upon, material information.

The tipping prohibition is very broad. It covers disclosure made by any person in a special relationship with CGI to anyone (other than in the "necessary course of business" as discussed below) and is not limited to communications made to securities market professionals, analysts and institutional investors9.

The tipping provisions however permit an issuer to make a selective disclosure in the necessary course of business. This exception exists so as not to interfere with a company's everyday business. However, whether a particular disclosure has been made in the necessary course of business is dependent on the facts of each case. The CSA set out a list of parties that the necessary course of business exception would generally permit communication to, including:

w	vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing and supply contracts;

w	employees, officers and board members;

w	lenders, legal counsel, auditors, financial advisors and underwriters;

[8]
Persons in a special relationship with CGI, include, but are not limited to: (a) insiders of CGI; (b) directors, officers and employees of CGI; (c) persons engaging in professional or business activities for or on behalf of CGI; and (d) anyone who learns of material information from someone that is known or should be known to be in a special relationship with CGI.

[9]	The CSA point out that although selective disclosure most often occurs in one-on-one discussions and private meetings, it can occur in a variety of situations including annual meetings.

w	parties to negotiations;

w	labour unions and industry associations; and

w	government agencies and non-governmental regulators; and

w	credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the ratings are or will be publicly available).

The CSA advise however that the necessary course of business exception would not generally allow selective disclosure to analysts, the media or institutional investors.

In relying on the necessary course of business exception when disclosing material information, CGI must ensure that those receiving the information are aware that they cannot disclose the information to any other party, other than in the necessary course of business, or trade on the information, until it has been generally disclosed.

The selective disclosure prohibition continues until material information has been "generally disclosed"10.

The CSA encourage issuers to satisfy the general disclosure requirement under the tipping provisions by using one or a combination of news releases through a widely circulated service, press conferences and conference calls where the public is given appropriate notice by news release and may attend or listen. Although issuers are encouraged to file news releases on SEDAR and post information on their website, the CSA point out that currently neither of these methods alone will constitute general disclosure.

If CGI makes an unintentional selective disclosure, it must take immediate steps to ensure that a full public announcement is made. The CSA suggest that, pending issuance of a news release, a company which has made an unintentional selective disclosure shall request a halt trading of its securities and advise anyone with knowledge of the information that it is material and has not been generally disclosed.

Although the Legislation does not provide for a safe harbour for unintentional selective disclosure11, the CSA will look at all of the surrounding circumstances in a selective disclosure enforcement proceeding. Factors that will be considered include:

w	whether and to what extent an issuer has implemented, maintained and followed reasonable selective disclosure policies and procedures ;

[10]
The Legislation does not define the term "generally disclosed". Insider trading jurisprudence however states that information has been generally disclosed when it has been disseminated in a manner calculated to effectively reach the market place and public investors have been given a reasonable amount of time to analyze the information. What constitutes a "reasonable amount of time" will depend on a number of factors including the circumstances in which the event arises, the particulars of the information, the nature of the market for the issuer's securities and the disclosure method used.

[11]	Unlike Regulation FD which will be discussed below.

w	whether any selective disclosure was intentional; and

w	what steps were taken to disseminate information that had been unintentionally disclosed, including how quickly the information was disclosed.

ANNOUNCEMENT AND ISSUANCE OF A PRESS RELEASE

As discussed above, the Timely Disclosure Policies, as well as the Legislation, require that when a material change in CGI's affairs occurs that is likely to have a significant influence on the value or the market price of CGI Securities, and is not generally known, CGI shall immediately prepare and distribute a press release disclosing the substance of the change. The press release should be factual and balanced and avoid unnecessary details, exaggerated reports or promotional commentary. When a press release is to be issued during the trading hours, it is essential that CGI officials notify the Market Surveillance Division of the TSX (which will normally coordinate with the NYSE) prior to the issuance of such press release, in order to permit the Market Surveillance Staff to determine whether trading in any of CGI Securities should be temporarily halted. Normally, a trading halt in a security will only be justified if the announcement of the material information is imminent.

The NYSE Company Manual requires that when an announcement of news of a material event or a statement dealing with a rumour which calls for immediate release is made shortly before the opening or during the market hours, the company's NYSE representative be notified by telephone at least ten minutes prior to the release of the announcement to the news media. To ensure adequate coverage, the news release requiring immediate publicity should be given to Dow Jones & Company, Inc., Reuters Economic Services and Bloomberg Business News.

CGI is also required to release material information to the media by the quickest possible method and by one which provides the widest possible dissemination. Because dissemination of news is essential to ensure that all investors trade on equal information, the responsibility of ensuring appropriate dissemination of news releases belongs to CGI.

DISSEMINATION OF MATERIAL INFORMATION THROUGH WEBSITES

The dissemination of information through a website12 is also subject to the Legislation and Timely Disclosure Policies and the information to be issued through electronic communications must be guided by the same rules as the information disseminated by traditional forms, such as a press release. Consequently, electronic information cannot be misleading to investors (by being incomplete, out of date or by omitting facts) nor of a promotional nature and cannot be used to disseminate material information not yet disclosed to the general public. CGI must regularly review, update or correct, if need be, the information posted on the website. CGI should date all material information posted on its website and should disclaim any duty to update.

[12]	The dissemination of information through a website is governed by the TSX Electronic Communications Disclosure Guidelines (which may be found on the TSX website).

In addition, CGI should either delete outdated information or move it to an archive. If CGI updates or corrects material information on its website, it should take steps to ensure that it properly disseminates that information to the public on a timely basis. No material information is to be disseminated through electronic communications prior to being disseminated on a news wire service.

REGULATION FD

The Securities and Exchange Commission's Regulation FD (Fair Disclosure)13 requires that reporting companies disclose material information through broad public means and not selectively to securities analysts and other market professionals. However, it is to be noted that Regulation FD does not impose an obligation to disclose material non-public information but rather mandates that if such information is disclosed voluntarily, it must be done on a broad non-exclusive basis. Essentially, if an issuer, or any person acting on its behalf discloses material non-public information to specified persons, Regulation FD requires that the issuer must simultaneously (for intentional disclosures) or promptly (for non-intentional disclosures) make public disclosure of that information.

Since CGI is considered under U.S. securities laws to be a foreign private issuer, Regulation FD will not technically apply to it. It is however important to note that Regulation FD is, to some extent, simply a codification of the U.S. Securities and Exchange Commission's (the "SEC") previous position and that selective disclosure of material non-public information about CGI could, in certain circumstances, even if not technically in violation of Regulation FD, expose the person making the disclosure to liability under the SEC's anti-fraud rules under the Exchange Act14.

II.	CGI CORPORATE DISCLOSURE POLICY

CGI's management believes that the implementation and maintenance of a written corporate disclosure policy will promote consistent, appropriate, timely and broadly disseminated disclosure of its material information and reinforce compliance with the Legislation and the Timely Disclosure Policies.

This disclosure policy confirms in writing our existing disclosure policies and practices. Its goal is to raise awareness of the Company's approach to disclosure among the board of directors, senior management and employees.

[13]	Which became effective on October 23, 2000.
[14]	The Securities Act of 1934, as amended.

This disclosure policy extends to all employees of the Company, its board of directors, those authorized to speak on its behalf and all other insiders. It covers disclosures in documents filed with the securities regulators, financial disclosure, including management's discussion and analysis (MD&A) and written statements made in the Company's annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Company's Web site and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

DISCLOSURE POLICY COMMITTEE

The board of directors has established a disclosure policy committee (the "Committee") responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices. The Committee consists of the Executive Chairman of the Board, Chief Executive Officer, the Corporate Secretary, the Chief Financial Officer and the Executive Vice-President and Chief Legal Officer.

It is essential that the Committee be kept fully apprised of all pending material Company developments in order to evaluate and discuss those events and to determine the appropriateness and timing for public release of information. If it is deemed that material information should remain confidential, the Committee will determine how that inside information will be controlled.

The Committee will identify appropriate industry and Company benchmarks for a preliminary assessment of materiality. Guided by these benchmarks the Committee will use experience and judgement to determine the appropriateness and timing for public release of material information. The Committee will review all core disclosure documents prior to their release or filing, including the Company's MD&A. The Committee will meet quarterly or as conditions dictate and the Vice-President, Corporate Communications & Investor Relations will keep records of these meetings.

The Committee will review and update, if necessary, this disclosure policy annually or as needed to ensure compliance with changing regulatory requirements. The Committee will report to the board of directors quarterly. The Committee is also responsible for ensuring that Company spokespersons receive adequate training.

NEWS RELEASES

Once the Committee determines that a development is material, it will authorize the issuance of a news release unless the Committee determines that such developments must remain confidential for the time being. If developments are to remain confidential, appropriate confidential filings must be made and control of the inside information must be instituted. Should a material statement inadvertently be made in a selective forum, the Company will immediately issue a news release to fully disclose that information.

If the stock exchanges upon which shares of the Company are listed are open for trading at the time of a proposed announcement, prior notice of a news release announcing material information must be provided to the exchanges' market surveillance departments to enable a trading halt, if deemed necessary by the stock exchanges. If a news release announcing material information is issued outside of trading hours, market surveillance must be notified before the market opens.

Annual and interim financial results will be publicly released immediately following audit committee or board approval of the MD&A, financial statements and notes.

The Vice-President, Corporate Communications & Investor Relations must ensure that the material information disclosed in the press release is factual, balanced and complete and avoid including unnecessary details, exaggerated reports or promotional commentaries. The disclosure must allow a reasonable and objective valuation of the information (i.e. nature of the agreement, length, costs and revenues involved, etc.) and comments on future events concerning the affairs of CGI should be limited to the strict minimum.

News releases will be disseminated through an approved news wire service that provides simultaneous national and/or international distribution. News releases will be transmitted to all stock exchange members, relevant regulatory bodies, major business wires, national financial media, and the local media in areas where the Company has its headquarters and operations. As a general rule, procedure for dissemination of material information shall be applied consistently.

DISSEMINATION OF THE MATERIAL INFORMATION

Once the information has been qualified as material, the responsibility of its immediate disclosure by the issuance of a press release belongs to the Vice-President, Corporate Communications & Investor Relations.

A pre-notice of such press release must be sent to the TSX and NYSE before its issuance in order to allow the Market Surveillance Staff to determine whether it is necessary to temporarily halt trading in CGI Securities pending the announcement.

The press release shall be distributed through a widely circulated news or wire service. Refer to heading below "Investor Conference Calls", if an investor conference call is scheduled in connection with the information announced in the press release.

News releases will be posted on the Company's Web site immediately after release over the news wire. The news release page of the Web site will include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent news releases.

PRINCIPLES OF DISCLOSURE OF MATERIAL INFORMATION

Material information is any information relating to the business and affairs of the Company that results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's securities or that would reasonably be expected to have a significant influence on a reasonable investor's investment decisions. In complying with the requirement to immediately disclose all material information under applicable laws and stock exchange rules, the Company will adhere to the following basic disclosure principles:

w	Material information will be publicly disclosed immediately via news release.

w
In certain circumstances, the Committee may determine that such disclosure would be unduly detrimental to the Company (for example if release of the information would prejudice negotiations in a corporate transaction), in which case the information will be kept confidential until the Committee determines it is appropriate to publicly disclose. In these circumstances, the Committee will cause a confidential material change report to be filed with the applicable securities regulators, and will periodically (at least every 10 days) review its decision to keep the information confidential (also see 'Dealing with Rumours').

w	Disclosure must include any information the omission of which would make the rest of the disclosure misleading (half truths are misleading).

w	Unfavourable material information must be disclosed as promptly and completely as favourable information.

w
There must be no selective disclosure. Previously undisclosed material information must not be disclosed to selected individuals (for example, in an interview with an analyst or in a telephone conversation with an investor). If previously undisclosed material information has been inadvertently disclosed to an analyst or any other person not bound by an express confidentiality obligation, this information must be broadly disclosed immediately via news release.

w	Disclosure on the Company's Web site alone does not constitute adequate disclosure of material information.

w	Disclosure must be corrected immediately if the Company subsequently learns that earlier disclosure contained a material error at the time it was given.

DESIGNATED SPOKESPERSONS

The Company designates a limited number of spokespersons with authority for communication with the investment community, regulators or the media. The Chief Executive Officer, Chief Financial Officer and Vice-President, Corporate Communications & Investor Relations shall be the official spokespersons for the Company. Individuals holding these offices may, from time to time, designate others within the Company with authority to speak on behalf of the Company as back-ups or to respond to specific inquiries.

Employees who are not authorized spokespersons must not respond under any circumstances to inquiries from the investment community, the media or others, unless specifically asked to do so by an authorized spokesperson. All such inquiries are to be referred to the Vice-President, Corporate Communications & Investor Relations.

All external information requests from the investment community regarding CGI will be initially directed to the Vice-President, Corporate Communications & Investor Relations, who is responsible for communications with the investment community and securities analysts. However, in certain circumstances such requests shall be directed to the Executive Chairman of the Board, the Corporate Secretary, the Chief Financial Officer or the Senior Vice-President, Finance and Treasury (collectively, the "Authorized Spokespersons").

All employees who are not Authorized Spokespersons must refer calls to the Authorized Spokespersons or to the Vice-President, Corporate Communications & Investor Relations or to the media relations managers, depending on the particular call.

It is very important that any comment made by the Authorized Spokespersons reflects only material information already generally disclosed. To that effect, all relevant public information regarding CGI (news releases, financial analyst reports, notes following communication with analysts, etc.) will be kept in a specific file in order to ensure complete compilation of the public information and to assist the Vice-President, Corporate Communications & Investor Relations in his or her functions.

Information relating to CGI in the market place and reactions by the market place to such information shall be closely monitored by the Vice-President, Corporate Communications & Investor Relations to ensure a prompt reaction to non-intentional selective disclosures. All employees shall report any such disclosure to the Vice-President, Corporate Communications & Investor Relations.

CONFIDENTIALITY OF THE INFORMATION

The Disclosure Policies and the Legislation allow material information to be kept confidential when immediate disclosure of such information would be unduly detrimental to CGI (to that effect, refer to heading "Maintaining Confidentiality" of Section I above).

In order to ensure the confidential nature of the information, CGI establishes the following rules:

a)	the number of CGI employees with access to confidential information must be limited, to the extent possible;

b)	appropriate measures are to be taken in order to avoid unauthorized access to the confidential documents through technology or otherwise;

Moreover, any CGI employee in possession of material information will not disclose the information to anyone (including financial analysts and institutional investors) except in the necessary course of business (as discussed above) and when disclosed in such manner, all parties involved will be reminded that such information is to be kept confidential.

During the period when the material information is being kept confidential, the Vice-President, Corporate Communications & Investor Relations will carefully monitor the market activity in CGI Securities. In some cases, he or she may request the market surveillance department of one or both stock exchanges where it is listed to place the company's securities on 'stock watch' to monitor trading activity.

If the confidential material information, or rumours about it, has leaked or appears to be impacting the market, the Vice-President, Corporate Communications & Investor Relations, on the direction of the Disclosure Policy Committee will have to take immediate steps to ensure that a full public announcement is made. This includes contacting the Exchanges and asking that trading be halted pending the issuance of a news release. Furthermore, pending the public release of the material information, those who have knowledge of the information shall be told that the information is material and that it has not been generally disclosed.

DEALING WITH RUMOURS

The Company does not comment, affirmatively or negatively, on rumours. This also applies to rumours on the Internet. The Company's spokespersons will respond consistently to any rumours, saying, "It is our policy not to comment on market rumours or speculation."

Should the stock exchange request that the Company make a definitive statement in response to a market rumour that is causing significant volatility in the stock, the Committee will consider the matter and decide whether to make a policy exception. If the rumour is true in whole or in part, this may be evidence of a leak, and the Company then will immediately issue a news release disclosing the relevant material information.

TRADING RESTRICTIONS, BLACKOUT PERIODS AND PRE CLEARING OF TRADES

It is illegal for anyone with knowledge of material information affecting a public company that has not been publicly disclosed to purchase or sell securities of that company. It is also illegal for anyone to inform any other person of material non-public information, except in the necessary course of business. Therefore, insiders and employees with knowledge of confidential or material information about the Company or information about counter-parties in negotiations of transactions that are potentially material to the Company or to such counterparty, are prohibited from trading securities of the Company or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be widely disseminated.

Insiders are personally responsible for filing accurate and timely insider trading reports. Insiders are required to provide a copy of all insider reports to the Corporate Secretary or other designated person concurrent with their filing to regulatory authorities. For trading blackouts for designated employees in possession of privileged information, please refer to Section III below "Restrictions Applicable to Transactions in Securities by Insiders".

Quarterly trading periods, blackout periods and the requirement to pre clear trades with the Corporate Secretary apply to certain insiders and to CGI employees who normally have access to Privileged Information regarding CGI.  These restrictions are set out in the CGI Policy on Insider Trading Restrictions and Blackout Periods.

Blackout periods may also be prescribed from time to time by the Disclosure Policy Committee as a result of special circumstances relating to the Company when certain insiders and CGI employees who have access to Privileged Information regarding CGI would be precluded from trading in its securities. All parties with knowledge of such special circumstances should be covered by the blackout. These parties may include external advisors such as legal counsel, investment bankers, investor relations consultants and other professional advisors, and counter-parties in negotiations of material potential transactions.

CONTACTS WITH ANALYSTS, INVESTORS AND THE MEDIA

Disclosure in individual or group meetings does not constitute adequate disclosure of information that is considered material non-public information. If the Company intends to announce material information at an analyst or shareholder meeting or a press conference or conference call, the announcement must be preceded by a news release.

The Company recognizes that meetings with analysts and significant investors are an important element of its investor relations program. The Company will meet with analysts and investors individually or in small groups as needed and will initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this disclosure policy. All analysts will receive fair treatment regardless of whether they are recommending buying or selling the Company's securities.

The Company will provide only non-material information through individual and group meetings, in addition to publicly disclosed information, recognizing that an analyst or investor may construct this information into a mosaic that could result in material information. The Company cannot alter the materiality of information by breaking down the information into smaller, non-material components.

CGI representatives meeting privately with financial analysts and investors will carry out research on the people they are meeting in order to prepare for their expected line of questioning. Statements and responses to anticipated questions will be discussed with the Vice-President, Corporate Communications & Investor Relations prior to the meeting. The Vice-President, Corporate Communications & Investor Relations will be present at each private meeting to ensure consistency of corporate answers and to determine whether any unintentional selective disclosure occurred during the meeting.

The Company will provide the same sort of detailed, non-material information to individual investors or reporters that it has provided to analysts and institutional investors and may post this information on its Web site.

Spokespersons will keep notes of telephone conversations with analysts and investors and where practicable more than one Company representative will be present at all individual and group meetings. A debriefing will be held after these meetings and if it determines that selective disclosure of previously undisclosed material information has occurred, the Company will immediately disclose the information broadly via news release.

INVESTOR CONFERENCE CALLS

The following steps shall be followed when holding investor conference calls to disclose material information:

i)
a press release containing the material information shall have been previously released through a widely circulated news or wire service. Such press release shall contain the date and time of the call, the subject matter and the means for accessing it;

ii)
CGI representatives participating in the analyst conference call will meet before the call to prepare for anticipated questions. Statements and responses to anticipated questions will be discussed and scripted in advance and reviewed by the Company's executive management.

iii)	the conference call shall be held in an open manner, permitting investors to listen either by telephone or through Internet Webcasting;

iv)	a dial-in replay will be provided for a period of at least one week after the investor conference call and a web replay will be provided for a period of at least 90 days after the call.

v)
a detailed transcript of the conference call will be kept and reviewed to determine whether any unintentional selective disclosure occurred during the conference call. If so, immediate steps to ensure full public announcement shall be made including contacting the Exchanges and asking that trading be halted pending the issuance of a news release.

REVIEWING ANALYST REPORTS AND FINANCIAL MODELS

Upon request, the Company may review analysts' draft research reports or financial models for factual accuracy based on publicly disclosed information. The Company will not confirm, or attempt to influence, an analyst's opinions or conclusions and will not express comfort with the analyst's financial model and earnings estimates.

To avoid appearing to endorse an analyst's report or model, the Company will provide its comments orally or will attach a disclaimer to written comments to indicate the report was reviewed only for factual accuracy.

QUIET PERIODS

To avoid the potential for selective disclosure or even the perception or appearance of selective disclosure, the Company will observe quiet periods prior to quarterly earnings announcements or when material changes are pending. Regular quiet periods will commence two days before the end of a quarter and end on the date of a news release disclosing results for the quarter just ended.

During a quiet period, the Company will not initiate any meetings or telephone contacts with analysts and investors, but will respond to unsolicited inquiries concerning factual matters. However, the Company may accept invitations to participate in investment meetings and conferences organized by others, as long as material, non-public information is not selectively disclosed.

FORWARD-LOOKING INFORMATION

When CGI elects to disclose forward-looking information in continuous disclosure documents, speeches, conference calls, etc., the following guidelines will be observed.

w	All material forward-looking information will be broadly disseminated via news release and included in the Company's annual and quarterly

MD&A. The Committee will assess whether an update is required on a quarterly basis or as circumstances warrant.

w	The information will be clearly identified as forward looking.

w	The Company will identify all material assumptions used in the preparation of the forward-looking information.

w
The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement.

w
The information may be accompanied by supplementary information such as a range of reasonably possible outcomes or a sensitivity analysis to indicate the extent to which different business conditions may affect the actual outcome.

w
The information will be accompanied by a statement that the information is as of the current date and subject to change after that date and the Company disclaims any intention to update or revise the forward-looking information, whether as a result of new information, future events or otherwise.

w
Once forward looking information has been disclosed, CGI will regularly assess whether an update is required and ensure that past disclosure of forward-looking information is accurately reflected in current MD&A.

w	Forward-looking statements shall be updated, if necessary, by issuing a press release and filing a material change report.

DISCLOSURE RECORD

The Vice-President, Corporate Communications & Investor Relations  will maintain a five-year record of all public information about the Company, including continuous disclosure documents, news releases, analysts' reports, transcripts or tape recordings of conference calls, debriefing notes, notes from meetings and telephone conversations with analysts and investors, and newspaper articles.

ELECTRONIC COMMUNICATIONS

Employees must not use electronic communications to leak or discuss in any way undisclosed material information regarding CGI's affairs and business.

a) Officers responsible for monitoring CGI's electronic communications:

i)	The Vice-President, Corporate Communications & Investor Relations, under the authority of the Disclosure Policy Committee, and

ii)
Such officers will be responsible for monitoring CGI's electronic communications and enforcing compliance with CGI's guidelines. Moreover, in order to ensure the integrity and security of CGI's electronic communications, regular review and update of its security systems will be executed. The Vice-President, Corporate Communications & Investor Relations  will maintain a log indicating the date that material information is posted and/or removed from the IR section of the Web site. Documents filed with securities regulators will be maintained on the web site for a minimum of two years.

b)	CGI's website:

i)
The Vice-President, Corporate Communications & Investor Relations, under the authority of the Disclosure Policy Committee shall be responsible for maintaining CGI's website up-to-date and accurate. All material information shall be dated when posted or modified and outdated information shall be archived, and

ii)
All CGI corporate "timely disclosure" documents as well as any other public documents filed with the Exchanges and the Canadian securities commissions or required to be posted on the website shall be posted in their entirety on CGI's website. Such documents include:

w	the annual and interim financial statements and related auditors report and MD&A;

w	the annual report;

w	interim shareholder reports;

w	the annual information form;

w	press releases (whether or not favourable);

w	management proxy circulars;

w	CEO and CFO financial statements certifications;

w	Corporate governance Guidelines;

w	Board and Board Committee Charters;

w	Code of Business Conduct and Ethics;

w	Insider trading reports; and

w	any other communications transmitted to shareholders.

No material information shall be posted on CGI's website before it has been widely disseminated.

The Vice-President, Corporate Communications & Investor Relations must approve all links from the Company Web site to a third party web site. The Web site will include a notice that advises readers they are leaving the Company's Web site and that the Company is not responsible for the contents of the other site.

The Vice-President, Corporate Communications & Investor Relations will be responsible for the responses to electronic inquiries. Only public information or information that could otherwise be disclosed in accordance with this disclosure policy shall be used to respond to electronic inquiries.

c)	Rumours on the Internet:

Rumours about CGI on the Internet through chat-rooms, web logs, news groups or otherwise shall be handled similarly to rumours spread in a traditional way (refer to heading "Dealing with Rumours" of Section I).

d)	Supplemental information:

It is understood that any non material information disseminated to third parties (including private investors, financial analysts, institutional investors) should also be available to all investors. Consequently, such information will be posted on CGI's website unless the volume or format makes it unduly complicated. In such case, CGI will provide a contact name on its website so that investors may have access to such information, if requested. The supplemental information includes data books, fact sheets, slides of investor presentations and other materials distributed at analyst or industry presentations.

e)	Investor Relations contact information:

CGI will maintain an e-mail link on its website allowing investors to communicate directly with CGI's Investor Relations representatives. Such representatives shall ensure that any risk of selective disclosure is avoided when responding to investor e-mails. When possible, they will respond to investor enquiries by telephone.

CGI will maintain a phone number for the media, to assist them in receiving responses to questions in a timely manner in order to meet their print deadlines.

f)	Utilization and exclusion of certain information:

i)	Employee use of electronic information:

w
CGI employees are hereby reminded that all correspondence received and sent via e-mail is to be considered corporate correspondence and therefore must not transmit confidential information externally unless protected by appropriate encryption technology;

w	CGI employees are prohibited from participating in, hosting or linking to any Internet chat-rooms, bulletin boards, web logs or news groups in communications involving CGI or its securities

(even if the intention of CGI employees is to correct rumours or defend CGI);

w	CGI employees are encouraged to report to the Vice-President, Corporate Communications & Investor Relations any discussion pertaining to CGI which they find on the Internet.

ii)	Analyst reports and third party information:

Analyst reports are proprietary products of the analyst's firm. Distributing analyst reports or providing links to them may be viewed as an endorsement by the Company of the reports. For these reasons, the Company will not provide analyst reports through any means to persons outside of the Company or generally to employees of the Company, including posting such information on its Web site. The Company will post on its Web site a complete list, regardless of the recommendation, of all the investment firms and analysts who provide research coverage on the Company. This list will not include links to the analysts' or any other third party Web sites or publications.

Notwithstanding the foregoing, the Company will distribute analyst reports to its directors and senior officers to assist them in understanding how the marketplace values the company and what corporate developments analysts typically consider important. This information is useful in monitoring the communications of the company, and in developing messages to better guide investor expectations.

g)	Legal disclaimer:

A legal disclaimer regarding the accuracy, timeliness and completeness of the information posted on the website must be included on CGI's website at all times.

COMMUNICATION, EDUCATION AND ENFORCEMENT

This disclosure policy extends to all employees of the Company, its board of directors and authorized spokespersons. New directors, officers and employees will be provided with a copy of this disclosure policy and educated about its importance. This disclosure policy will be posted on the Company's internal Web site and changes will be communicated to all employees.

Any employee who violates this disclosure policy may face disciplinary action up to and including termination of employment with the Company without notice. The violation of this disclosure policy may also violate certain securities laws, which could expose directors, officers or employees to personal liability. If it appears that an employee may have violated such securities laws, the Company may refer the matter to the appropriate regulatory authorities, which could lead to fines or other penalties.

III. RESTRICTIONS APPLICABLE TO TRANSACTIONS IN SECURITIES
 BY INSIDERS

The acquisition or the sale of CGI securities (the "CGI Securities") by its senior executives (which means under Canadian securities legislation (the "Legislation")), a person exercising the functions of a director or of a president, vice-president, secretary, treasurer, controller or similar functions) entails under the terms of the Legislation, civil, penal and criminal liability if they carry out these operations while they have at their disposal information which has not been disclosed to the public and which information may be susceptible of affecting the decision of a reasonable investor, as well as any information that may affect the value or market price of CGI Securities. All insiders of CGI are subject to the Legislation. These insiders include CGI, its senior executives and the senior executives of its subsidiaries as well as any person or company who exercises control over 10% or more of outstanding CGI Securities.

The Legislation also provides for civil, penal and criminal liability for any person who trades in the securities of any public company if they carry out these operations while they have at their disposal information which they have reason to believe has not been disclosed to the public and that may be susceptible of affecting the decision of a reasonable investor, as well as any information that may affect the value or market price of such securities.

Any such information, whether it relates to CGI or to any other public company, is hereafter referred to as "Privileged Information".

The underlying principle of the Legislation in respect to insider restrictions is that all persons investing in securities should have access to information that may affect their investment decisions. Consequently, no insider having Privileged Information relating to CGI Securities may trade in such securities, except if such insider is justified in believing that the information is generally known or known to the other party or, as the case may be, he avails himself of an automatic subscription plan or any other automatic plan established by CGI, according to conditions set down in writing, before he learned of the information. Furthermore, no insider may disclose such Privileged Information unless he is justified in believing that the information is generally known or known to the other party or such insider must disclose the information in the necessary course of business, having no ground to believe it will be used or disclosed contrary to the guidelines set out herein.

The Legislation extends the prohibition in engaging in transactions with CGI Securities at the time when a person possesses Privileged Information to:

(i)	any person who possesses Privileged Information as a result of any relationship he may have with CGI in the performance of his duties, or within the scope of commercial or professional activities

(ii)	any person who possesses Privileged Information coming from, to his knowledge, an insider or another person targeted by this prohibition and

(iii)	any person who possesses Privileged Information which he knows to be such, with respect to CGI.

TRANSACTIONS BY SENIOR EXECUTIVES OF CGI

CGI believes that it is important to establish rules of conduct in order to ensure the respect of all Legislation pertaining to senior executives'
transactions in CGI Securities as well as in the securities of other public companies. These rules of conduct are the following, their application being cumulative and not exclusive:

a)
Directors, senior executives, insiders and CGI employees who have access to Privileged Information regarding CGI or any other public Company may not carry out any transaction with CGI Securities when in possession of Privileged Information.

b)
Subject to the restrictions provided for in the Legislation, these persons must pre clear their trades with the Corporate Secretary and may only trade in CGI Securities within the periods permitted under the CGI Policy on Insider Trading and Blackout Periods.

c)
The directors may not carry out any transaction with CGI Securities from the date of receipt of any notice concerning a meeting of the Board of Directors, or of any other notice, whether or not this notice discloses any Privileged Information.

d)	Directors and senior executives shall avoid frequent transactions in the market in order to avoid the appearance of speculation.

e)	Directors and senior executives shall not engage in short selling in respect of CGI Securities and shall not sell a call or buy a put in respect of CGI Securities.

The foregoing rules exist in order to help the directors and senior executives of CGI satisfy themselves and all third parties, that they only carry out transactions in CGI Securities at times when it is reasonable for them to believe that all Privileged Information regarding CGI has been publicly disclosed.

DISCLOSURE OF PRIVILEGED INFORMATION

As mentioned above, the Legislation prohibits the disclosure of Privileged
Information. This prohibition extends to the same persons who are not permitted to carry out transactions when in possession of Privileged Information.

CGI believes it is important to establish the following additional rules of conduct concerning the disclosure of Privileged Information:

g)	Material information regarding the activities and affairs of CGI will be disclosed in a timely manner, in accordance with the requirements of the timely disclosure policies of the TSX and the NYSE and applicable securities legislation (as discussed in Section I).

h)
It is forbidden for management, insiders and employees of CGI to convey to any person whatsoever, any and all material information related to the activities and affairs of CGI before CGI's shareholders and the general public have been notified (by way of media or other means), except in the necessary course of business and subject to an obligation of confidentiality.

INSIDER REPORTS

Any person who becomes an insider of CGI shall file an electronic profile in the System for Electronic Disclosure by Insiders ("SEDI") (www.sedi.ca).

In addition, CGI insiders are required to declare any modifications or changes (whatever the percentage) to their holdings in CGI Securities within 10 days of such a change, except in certain limited exceptions. In this regard, an insider report must be completed and filed in SEDI. The insider of CGI who registers or causes to be registered any CGI Securities in the name of a third person shall file an insider report, except in the case of a bona fide transfer in guarantee. In such case and where the insider fails to file the report provided for by the Legislation, the third person shall file the report himself on becoming aware of the failure.

The obligation to complete insider reports shall continue for as long as the person qualifies as an insider.

An insider is required to file an amended insider profile within ten days of a change in the insider's name or relationship to CGI. If there is a change in any other information in the insider profile, an amended insider profile is only required at the time of the insider's next SEDI filing.

As a matter of law, the responsibility for filing and updating an electronic profile and for filing insider reports in SEDI lies solely with the insider. However, CGI's secretariat staff will send three days prior to the end of each month to each insider of the Company a reminder to complete an insider report, if necessary. It is recommended that each insider inform the Company's Corporate Secretary prior to completion of any transaction on CGI Securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: November 10, 2008	By /s/ Beniot Dubé
Name: Beniot Dubé Title: Vice-President, Legal Affiairs - Greater Montreal and Assistant Corporate Secretary